Nsightify

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (7773)	9,681.37
Total Bank Accounts	**$9,681.37**
Total Current Assets	**$9,681.37**
Fixed Assets	
Software-Development and Other	
Software for Apps	109,623.60
Accumulated Depreciation-Software-Apps	-12,961.00
Total Software for Apps	**96,662.60**
Total Software-Development and Other	**96,662.60**
Total Fixed Assets	**$96,662.60**
TOTAL ASSETS	**$106,343.97**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	13,716.90
Total Accounts Payable	**$13,716.90**
Total Current Liabilities	**$13,716.90**
Long-Term Liabilities	
Simple Agreement for Future Equity	
Anwar Payyoorayil	30,000.00
Rachael Waldinger	60,000.00
Total Simple Agreement for Future Equity	**90,000.00**
Total Long-Term Liabilities	**$90,000.00**
Total Liabilities	**$103,716.90**
Equity	
Retained Earnings	
Shareholder Contributions	
Jason Bonham	29,000.00
John Dadey	12,000.00
Total Shareholder Contributions	**41,000.00**
Shareholder Distributions	
Distributions-John Dadey	-3,780.00
Total Shareholder Distributions	**-3,780.00**
Net Income	-34,592.93
Total Equity	**$2,627.07**
TOTAL LIABILITIES AND EQUITY	**$106,343.97**